Exhibit 10.5

PARKWAY PROPERTIES, INC.
LONG-TERM CASH INCENTIVE PLAN

FOCUS Plan

Participation Agreement

_____

Dear _____:

       We are pleased to notify you that the Committee under the Parkway Properties, Inc. Long-Term Cash Incentive Plan under the FOCUS Plan (the "Incentive Plan") has designated you as a participant in the Incentive Plan. This letter, once signed by you, will constitute your participation agreement. Your participation in the Incentive Plan is subject to your entry into this agreement.

       1.   When a term defined in the Incentive Plan is used in this agreement, the definition given in the Incentive Plan will apply for the purposes of this agreement.

       2.   Your percentage interest in the Cash Incentive Pool under the Incentive Plan is ____ percent.

       3.   Your interest under the Incentive Plan is forfeitable and will become nonforfeitable and payable only if the Company satisfies the dual performance criteria described in Section 3 of the Incentive Plan, and you fulfill the service conditions set out in Sections 6 and 7 of the Incentive Plan.

       4.   The Company will deduct from any payment made under the Incentive Plan the amount of tax it is obliged to withhold with respect to the payment.

       5.   The Company has provided you with a copy of the Incentive Plan, which describes certain terms, conditions, restrictions, and limits on your interest under the Incentive Plan. In addition to being subject to the terms of this agreement, your interest under the Incentive Plan is subject to the terms, conditions, restrictions, and limits set forth in the Incentive Plan, as if they were set forth in full in this agreement.

       6.   Section 3 of the Change in Control Agreement in effect between you and the Company on the date of this agreement (the "CIC Agreement") provides for immediate payment upon a Change in Control of a pro rata portion of any target bonus approved for the fiscal year in which the Change in Control occurs. You and the Company agree that Section 3 of the CIC Agreement is inapplicable to your interest in the Cash Incentive under the Incentive Plan.

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IN WITNESS WHEREOF, the undersigned have caused this participation agreement to be signed as of the _____day of _____.

PARKWAY PROPERTIES, INC.

By _____

By executing this agreement, I acknowledge receipt of a copy of the Parkway Properties, Inc. Long-Term Cash Incentive Plan and agree to be bound by the terms and conditions of the Incentive Plan and this agreement.

Date: _____   _____